October 16, 2024

Mark Blick
Chief Executive Officer and Director
Diginex Ltd
Smart-Space Fintech 2, Room 3
Unit 401-404 Core C
Cyberport, Telegraph Bay
Hong Kong

       Re: Diginex Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed on October 4, 2024
           File No. 333-282027
Dear Mark Blick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19,
2024 letter.

Amendment No. 1 to Form F-1 filed October 4, 2024
Corporate History, page 32

1. In light of the significance of the Exchange and the Ancillary Transactions, please provide pro forma financial information prepared in accordance with
Article 11 of
       Regulation S-X.
Capitalization and Indebtedness, page 36

2. We note your response to prior comment 4. Given the significant impact of the
       Ancillary Transactions and other associated transactions, please revise to enhance
 October 16, 2024
Page 2

       transparency to investors by providing footnotes or similar disclosures that quantify and describe the specific items that you are giving effect to within the pro-
       forma and adjusted pro-forma columns. Please note that the pro forma financial information presented in the Capitalization table should be consistent with your pro forma financial statements prepared in accordance with Article 11 of Regulation S-X.
       Refer to Rule 11-02(12)(ii) of Regulation S-X.
Financial Statements
27. Subsequent Events, page F-42

3. We note your responses to comments 6 and 7. Please provide us with a description of the valuation methods and key assumptions used in determining the value of the warrants and ordinary shares issued in connection with your $8 million capital raise with Rhino Venture. Please also provide us with a description of the valuation methods and key assumptions used to determine the fair value of all employee share options issued during 2024. To the extent that there are differences between the valuation of these stock issuances and the anticipated IPO price, please ensure that your response clearly describes the underlying factors impacting those changes in fair value.
       Please contact Lisa Haynes Etheredge at 202-551-3424 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   James A. Prestiano, Esq.